MICHAEL D. HARRIS E-MAIL ADDRESS: mharris@nasonyeager.com

NASON YEAGER GERSON

WHITE&LIOCE, P.A.

ATTORNEYS AT LAW

SABADELL UNITED  BANK TOWER
1645 PALM BEACH LAKES BOULEVARD
SUITE 1200
WEST PALM BEACH, FLORIDA 33401

————

TELEPHONE (561) 686-3307 FACSIMILE (561) 686-5442

www.nasonyeager.com

DIRECT DIAL: (561) 471-3507 FAX NUMBER: (561) 686-5442

June 7, 2013

VIA EDGAR

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC  20546

Dear Ms. Long:

Earlier today, GelTech Solutions, Inc. (the “Company”) filed a Post-Effective Amendment to its Form S-1 (File No. 333-178911) to update the financial information in its Registration Statement.  Please do not hesitate to call me or my associate, Brian Bernstein, at (561) 686-3307 if you have any questions.

Very truly yours,

NASON, YEAGER, GERSON,
WHITE & LIOCE, P.A.

/s/ Michael D. Harris

MICHAEL D. HARRIS

cc:

Mr. Michael Cordani (via email)

Mr. Michael Hull (via email)